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15046432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH. D.C.
201

SEC FILE NUMBER
8-69308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corpbanca Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue 33th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Vidal — 212-826-5186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christian Vidal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corpbanca Securities Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO Corpbanca Securities Inc.

Title

STATE OF NEW YORK
COUNTY OF NEW YORK

On this 25th day of February 2015, before me personally came Christian Vidal , to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

IRIS N ROSA
Notary Public State of New York
No. 01RO5011563
Qualified in New York County
Commission Expires May 15, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CorpBanca Securities Inc.
Contents
December 31, 2014

Page(s)

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CorpBanca Securities Inc.

We have audited the accompanying statement of financial condition of CorpBanca Securities Inc. as of December 31, 2014. This financial statement is the responsibility of CorpBanca Securities Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CorpBanca Securities Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
February 18, 2015

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

CorpBanca Securities Inc.
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalent	$ 395,727
Prepaid expenses	5,960
Total assets	$ 401,687
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 69,743
Due to affiliate	55,634
Total liabilities	125,377
Stockholder's Equity	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid in capital	1,999,900
Accumulated deficit	(1,723,690)
Total Stockholder's Equity	276,310
Total Liabilities and Stockholder's Equity	$ 401,687

The accompanying notes are an integral part of this financial statement.

1. Organization

CorpBanca Securities Inc. (the Company) is a Corporation incorporated in the state of Delaware on May 13, 2013. On June 4, 2014, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. CorpBanca Securities Inc. is a wholly owned subsidiary of CorpBanca, a Chilean corporation. The Company's business activities include retailing corporate equity and corporate debt securities, selling Mutual Funds and Closed End Funds, U.S Securities broker or dealer, private placement of securities on a best efforts basis and investment advisory services.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under provisions (k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from the date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of those instruments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company remains subject to income tax examinations for all periods since inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party Transactions

The Company is economically dependent of its Parent and its affiliate under common control. On November 1, 2014, the Company and CorpBanca New York ("Affiliate") entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of occupancy expense and related expenses of personnel employed by the Affiliate. During the period from November 1, 2014 through December 31, 2014, the Company incurred approximately $10,418 of expenses under the Expense Sharing Agreement and during the year the Affiliate paid for $641,791 of operating expenses for the Company. As of December 31, 2014, the company owed its affiliate $55,634 and this payable is classified as due to affiliate in the Statement of Financial Condition.

4. Income Taxes

There are no uncertain tax positions as of December 31, 2014.

At December 31, 2014, net operating loss carryforwards and start up costs give rise to a deferred tax asset of approximately $778,000, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2014, the Company had net operating loss carryforwards of approximately $822,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2034.

5. Net Capital Requirements

As a FINRA registered broker-dealer, CorpBanca Securities Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1 (Alternative Standard of the Net Capital Rule), CorpBanca Securities Inc. is required to maintain minimum net capital equal to greater of 2% of combined aggregated debit items or $250,000. At December 31, 2014, CorpBanca Securities Inc. had net capital of $264,569, which was $14,569 above its required net capital of $250,000.

6. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the cash balance exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2014, the Company had $5,781 in an operating account with CorpBanca New York.

7. Subsequent Events

On January 9, 2015, the Company notified FINRA that the Company was not in compliance with its minimum capital requirement under Rule 15c3-1(a)(2)i). On February 17, 2015, the Parent made a capital contribution in the amount of $1,400,000.